Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2004		2003		2002		2001		2000
	($ in millions)

Income (loss) before income taxes, minority interest and equity in earnings of affiliates	$(136)		$81		$(114)		$(348)		$385
Remitted equity in affiliates							36
	(136)		81		(114)		(312)		385

Fixed Charges:
Interest expense	217		221		259		304		313
Appropriate portion (1/3) of rentals	45		31		23		20		22
Total fixed charges	262		252		282		324		335

Earnings before income taxes, fixed charges and including equity of affiliates	$126		$333		$168		$12		$720

Ratio of Earnings to Fixed Charges	(A	)	1.3	x	(B	)	(C	)	2.1	x

(A)  For the year ended December 31, 2004, earnings were insufficient to cover fixed charges by $136 million.

(B)  For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by $114 million.

(C)  For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $312 million.